                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K
 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


  X      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SERCURITES
-----    EXCHANGE ACT OF 1934

         For the period ended December 31, 2002

         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
-----    EXCHANGE ACT OF 1934

         For the transition period from __________ to __________

         Commission file number 1-8014


    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               WALLACE COMPUTER SERVICES, INC. PROFIT SHARING AND
               --------------------------------------------------
                                 RETIREMENT PLAN
                                 ---------------

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Moore Wallace Incorporated

                           C/O Moore Executive Offices

                              One Canterbury Green

                               Stamford, CT 06901

                             Telephone: 203-406-3700

                              REQUIRED INFORMATION

Wallace Computer Services, Inc. Profit Sharing and Retirement Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the fiscal years ended December 31, 2002 and 2001 and schedules of the Plan for the fiscal year ended December 31, 2002, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Exhibit II and incorporated herein by this reference.


                                    SIGNATURE

The Plan
--------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WALLACE COMPUTER SERVICES, INC. PROFIT SHARING AND RETIREMENT PLAN

By: Wallace Retirement Plans Committee



/s/ Lewis M. Jacobson               June 27, 2003
---------------------------------
Lewis M. Jacobson
Plan Committee Member

                                  CERTIFICATION
            PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
        (SUBSECTIONS (A) AND (B) OF SECTION 1350, CHAPTER 63 OF TITLE 18,
                               UNITED STATES CODE)


         Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections
(a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Moore Wallace Incorporated, a corporation continued under the laws of Canada, hereby certifies, to such officer's knowledge, that:

         The Annual Report on Form 11-K for the Wallace Computer Services, Inc. Profit Sharing and Retirement Plan (the "Plan") for the year ended December 31, 2002 (the "Report") fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.






Dated: June 27, 2003                       /s/ Mark A. Angelson
                                           -----------------------------------
                                              Name: Mark A. Angelson
                                              Title: Chief Executive Officer


The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document.

                                  CERTIFICATION
              PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF
     2002 (SUBSECTIONS (A) AND (B) OF SECTION 1350, CHAPTER 63 OF TITLE 18,
                               UNITED STATES CODE)


         Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections
(a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Moore Wallace Incorporated, a corporation continued under the laws of Canada, hereby certifies, to such officer's knowledge, that:

         The Annual Report on Form 11-K for the Wallace Computer Services, Inc. Profit Sharing and Retirement Plan (the "Plan") for the year ended December 31, 2002 (the "Report") fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Dated: June 27, 2003                        /s/ Mark S. Hiltwein
                                            -----------------------------------
                                            Name:  Mark S. Hiltwein
                                            Title: Executive Vice President and
                                                   Chief Financial Officer


The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document.

                                  EXHIBIT INDEX


Exhibit I -     Consent of Independent Public Accountants              Page 6


Exhibit II -    Wallace Computer Services, Inc. Profit Sharing
                and Retirement Plan Financial Statements as of
                December 31, 2002 and 2001                             Page 7-23

                                                                       EXHIBIT I
                                                                       ---------


                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    -----------------------------------------

As independent public accountants, we hereby consent to the incorporation of our report dated May 23, 2003, included in or made a part of this Form 11-K, into the Moore Wallace Incorporated's previously filed Form S-8 Registration Statement (105757) for the Wallace Computer Services, Inc. Profit Sharing and Retirement Plan.

We have not audited any financial statements of the Wallace Computer Services, Inc. Profit Sharing and Retirement Plan subsequent to December 31, 2002 or performed any audit procedures subsequent to the date of our report.



                                             WASHINGTON, PITTMAN & MCKEEVER, LLC
CHICAGO, ILLINOIS
JUNE 25, 2003

                                                                      EXHIBIT II
                                                                      ----------


       WALLACE COMPUTER SERVICES, INC. PROFIT SHARING AND RETIREMENT PLAN
       ------------------------------------------------------------------

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                 -----------------------------------------------

                           DECEMBER 31, 2002 AND 2001
                           --------------------------

                         TOGETHER WITH AUDITOR'S REPORT
                         ------------------------------

       WALLACE COMPUTER SERVICES, INC. PROFIT SHARING AND RETIREMENT PLAN
       ------------------------------------------------------------------

                              FINANCIAL STATEMENTS
                              --------------------

                           DECEMBER 31, 2002 AND 2001
                           --------------------------

                      T A B L E   O F   C O N T E N T S
                      ---------------------------------


                                                                        P A G E
                                                                        -------
INDEPENDENT AUDITOR'S REPORT                                               9

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF
  DECEMBER 31, 2002 AND 2001                                               10

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR
  BENEFITS  FOR THE YEAR ENDED DECEMBER 31, 2002 AND 2001                  11

NOTES TO FINANCIAL STATEMENTS                                           12 - 20

SUPPLEMENTAL INFORMATION:

  SCHEDULE H -ITEM 4i, SCHEDULE OF ASSETS HELD
    FOR INVESTMENT PURPOSES AS OF DECEMBER 31, 2002 (Schedule I)           22

  SCHEDULE H - ITEM 4j, SCHEDULE OF REPORTABLE
    TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 2002
      (Schedule II)                                                        23

                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------

To the Retirement Plans Committee of the Wallace Computer Services, Inc. Profit Sharing and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the WALLACE COMPUTER SERVICES, INC. PROFIT SHARING AND RETIREMENT PLAN (the "Plan") as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and supplemental schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, and reportable transactions as of and for the year ended December 31, 2002, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.




                                             WASHINGTON, PITTMAN & MCKEEVER, LLC
CHICAGO, ILLINOIS
MAY 23, 2003

       WALLACE COMPUTER SERVICES, INC. PROFIT SHARING AND RETIREMENT PLAN
       ------------------------------------------------------------------

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                 ----------------------------------------------

                        AS OF DECEMBER 31, 2002 AND 2001
                        --------------------------------

          (EMPLOYER IDENTIFICATION NUMBER 36-2515832, PLAN NUMBER 003)


                                                                    2002                   2001
                                                                    ----                   ----
ASSETS

   Investments, at fair value:
      Investment in Wallace Defined Contribution
         Master Custody Arrangement                           $   294,029,545         $  311,305,074

      Mutual Funds                                                 73,495,774             87,117,271
      Participant loans                                             5,389,002              3,976,329
                                                              ---------------         --------------
                                                                   78,884,776             91,093,600
                                                              ---------------         --------------

         Total Investments                                        372,914,321            402,398,674
                                                              ---------------         --------------

   Receivables:
      Company contribution                                          6,181,043             10,789,747
      Participant contribution                                        250,997                 99,936
      Due from broker for securities sold                             463,584                      -
                                                              ---------------         --------------

          Total Receivables                                         6,895,624             10,889,683
                                                              ---------------         --------------

            TOTAL ASSETS                                          379,809,945            413,288,357
                                                              ---------------         --------------

LIABILITIES
   Due to broker for securities purchased                             463,584                      -
   Excess contributions payable                                        10,991                 12,155
                                                              ---------------         --------------

            TOTAL LIABILITIES                                         474,575                 12,155
                                                              ---------------         --------------

NET ASSETS AVAILABLE FOR BENEFITS                             $   379,335,370         $  413,276,202
                                                              ===============         ==============




   The accompanying notes are an integral part of these financial statements.

       WALLACE COMPUTER SERVICES, INC. PROFIT SHARING AND RETIREMENT PLAN
       ------------------------------------------------------------------

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
            ---------------------------------------------------------

                  FOR THE YEAR ENDED DECEMBER 31, 2002 AND 2001
                  ---------------------------------------------

          (EMPLOYER IDENTIFICATION NUMBER 36-2515832, PLAN NUMBER 003)


                                                                    2002                  2001
                                                                    ----                  ----
ADDITIONS TO NET ASSETS:
   Investment Income (loss) -
      Interest                                                $      332,638         $      301,621
      Dividends                                                      534,702                498,213
      Net depreciation in fair value of investments
         (mutual funds)                                          (20,202,313)           (11,042,474)
      Net investment income (loss) from the
         Wallace Defined Contribution Master
         Custody Arrangement                                      (4,287,951)             1,534,146
                                                              --------------         --------------
            Total investment loss                                (23,622,924)            (8,708,494)
                                                              --------------         --------------

   Contributions
      Employer contributions                                       6,181,043             10,789,747
      Add: Forfeitures                                             1,205,623                857,870
                                                              --------------         --------------
                                                                   7,386,666             11,647,617
      Participant contributions                                   13,475,205             15,170,929
      Rollover contributions                                         234,251                160,497
                                                              --------------         --------------
         Total contributions                                      21,096,122             26,979,043
                                                              --------------         --------------

         Total additions                                          (2,526,802)            18,270,549
                                                              --------------         --------------

DEDUCTIONS FROM NET ASSETS:
   Benefits paid to participants                                  31,766,921             32,534,144
   Administrative expense                                            237,368                203,279
                                                              --------------         --------------
         Total deductions                                         32,004,289             32,737,423
                                                              --------------         --------------

         Net decrease before transfers                           (34,531,091)           (14,466,874)

         Transfers from Other Plans (Note 9)                         590,259                      -
                                                              --------------         --------------

         Net decrease after transfers                           (33,940,832)            (14,466,874)

NET ASSETS, BEGINNING OF YEAR                                    413,276,202            427,743,076
                                                              --------------         --------------

NET ASSETS, END OF YEAR                                       $  379,335,370         $  413,276,202
                                                              ==============         ==============



   The accompanying notes are an integral part of these financial statements.

       WALLACE COMPUTER SERVICES, INC. PROFIT SHARING AND RETIREMENT PLAN
       ------------------------------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                           DECEMBER 31, 2002 AND 2001
                           --------------------------


NOTE 1 - PLAN DESCRIPTION
-------------------------

The following brief description of the Wallace Computer Services, Inc. Profit Sharing and Retirement Plan (the "Plan") of Moore Wallace USA, Inc. (formerly known as Wallace Computer Services, Inc.) (the "Company") is provided for general information only. Participants should refer to the Plan document for more complete information.

The Plan is a defined contribution plan covering all full-time regular employees with 31 days of service, except those belonging to a collective bargaining unit who has not negotiated to be in this Plan. It is subject to the provisions of the Employment Retirement Income Security Act of 1974 (ERISA), as amended.


CONTRIBUTIONS
-------------

Participants are eligible to make a contribution after 31 days of service. Effective after one year of service, participants become eligible for the annual Company contribution and any allocation of forfeitures. Participants are required to contribute a minimum of 3% of their total compensation, if they want to be eligible to share in the company contribution and any allocation of forfeitures. Participants' total contributions was limited to 15% of their covered compensation for 2001. Effective January 1, 2002, the contribution limit for all employees was raised to 85% of covered compensation, not to exceed $40,000. Additionally, effective January 1, 2002, a provision was added for catch up contributions for participants age 50 and older. Participants have the option of treating their contributions as either tax-deferred contributions or taxed contributions.

The aggregate Company contribution to the Plan is determined by the Board of Directors. The Company contribution is split between the Plan and an unqualified supplemental retirement plan so as to comply with certain contribution limitations set forth in the Internal Revenue Code ("IRC"). The portion not deposited in this Plan represents the excess Company contributions that could not be credited to participants' accounts because of the limitations. The minimum Company contribution is equivalent to the aggregate total of 3% minimum required contributions for all participants eligible to share in any annual Company contributions, regardless of the net income of the Company. The Company contribution and forfeitures of the unvested portion of terminated participants' accounts are allocated to participant accounts primarily on the basis of the remaining participants' covered compensation, subject to the total contribution limits to a participant set forth in the IRC. Forfeitures are allocated to active participants entitled to Company contributions at the end of the Plan year.

ADMINISTRATION
--------------

The Plan is administered by Mellon HR Solutions (formerly known as Dreyfus Retirement Services). The custodian is Boston Safe Deposit and Trust Company.

       WALLACE COMPUTER SERVICES, INC. PROFIT SHARING AND RETIREMENT PLAN
       ------------------------------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                           DECEMBER 31, 2002 AND 2001
                           --------------------------


NOTE 1 - PLAN DESCRIPTION (CONTINUED)
-------------------------------------


TRUSTEE
-------

Effective December 31, 2002, Mellon Bank, N.A. was appointed successor Trustee of the Wallace Retirement Plans Master Trust and the Trustee for the Plan.


PARTICIPANT ACCOUNTS
--------------------

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, (b) investment funds earnings or losses, and (c) forfeitures of terminated participants' nonvested accounts and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Allocations of investment return are based on participant account balances in each fund.


VESTING
-------

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution and forfeiture allocations to their accounts, plus actual earnings thereon, is based on years of continuous service. Company contributions and forfeiture allocations are fully vested in 20% annual increments for the first five completed years of service.

In addition, if a participant reaches the age of 60, terminates employment due to total disability, or dies before completing the five years of service, his or her account becomes 100% vested.


INVESTMENT OPTIONS
------------------

The Company's Retirement Plans Committee, which is appointed by the Board of Directors, establishes the overall investment objectives of the Plan assets, selects investment advisors and/or pooled investment vehicles for each of the funds.

The Plan has six investment funds, including the Moore Wallace Company Stock Fund. Participants may direct their investments between the following six options:

     STABLE VALUE FUND--This fund provides current income consistent with yield on short-term government bonds, but with little or no change in principal value.

     BALANCED FUND--This fund combines the opportunity for income and long-term capital growth, by investing in a diversified portfolio of both stocks and bonds. The fund is managed by five investment managers, each having a separate portfolio with differing objectives and styles.

     LONG-TERM GROWTH FUND--This fund seeks long-term capital growth, with income at a level similar to the yield on the S&P 500. It invests primarily in a diversified portfolio of large cap common stocks.

       WALLACE COMPUTER SERVICES, INC. PROFIT SHARING AND RETIREMENT PLAN
       ------------------------------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                           DECEMBER 31, 2002 AND 2001
                           --------------------------


NOTE 1 - PLAN DESCRIPTION (CONTINUED)
-------------------------------------

INVESTMENT OPTIONS (CONTINUED)
------------------------------

     EQUITY INDEX FUND--This fund seeks to replicate the characteristics and performance of a core stock market index, the S&P500. The fund may also use futures or options on the index as an unleveraged alternative to holding individual securities.

     AGGRESSIVE GROWTH FUND--This fund seeks long-term capital appreciation, with income as a minor consideration. It invests in small and mid-cap domestic stocks that have risks significantly higher than the broad stock market, as measured by the S&P 500.

     MOORE WALLACE COMPANY STOCK FUND--Invests primarily in the common stock of Moore Wallace Incorporated. Effective February 3, 2001, the Moore Wallace Company Stock Fund is limited to one transfer either in or out, in any 30-day period.


PARTICIPANT LOANS

The minimum amount participants may borrow from their fund accounts is $1,000. The maximum participants may borrow is the lesser of $50,000 or 50% of their account balances. Loan terms range from one to five years. The loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime rate plus 1%. The interest rate for the loans during 2002 ranged from a low of 5.25% to a high of 5.75%. Principal and interest are paid ratably through weekly or semi-monthly payroll deductions.


PAYMENT OF BENEFITS
-------------------

A participant's account becomes distributable upon termination from the Company. If the termination is due to retirement, total disability or death, the entire account balance becomes distributable to the participant. For other terminations, the participant receives his own contributions plus earnings thereon and the vested portion of the Company contributions and forfeitures plus earnings thereon.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------


BASIS OF ACCOUNTING
-------------------

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

       WALLACE COMPUTER SERVICES, INC. PROFIT SHARING AND RETIREMENT PLAN
       ------------------------------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                           DECEMBER 31, 2002 AND 2001
                           --------------------------


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
---------------------------------------------------------------


NEW ACCOUNTING PRONOUNCEMENTS
-----------------------------

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," to establish accounting and reporting standards for derivatives. SFAS No. 133 was subsequently amended by SFAS No. 137 and SFAS No. 138. These new standards require that all derivatives be recognized at their fair value as either assets or liabilities on the balance sheet and specify the accounting for changes in fair value depending upon the intended use of the derivative. The Plan was required to adopt SFAS No. 133, as amended, in the fiscal year ended December 31, 2001.

The Plan's utilization of derivative instruments for trading or non-trading purposes is minimal, and the provisions of these statements are not applied because the impact on the Plan's financial statements is not material.


USE OF ESTIMATES
----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.


RECLASSIFICATION
----------------

Certain accounts in the 2001 financial statements have been reclassified for comparative purposes to conform with the presentation in the 2002 financial statements. These reclassifications have no effect on the net assets available for benefits at December 31, 2001.


INVESTMENT VALUATION AND INCOME RECOGNITION
-------------------------------------------

The Plan's investments, other than guaranteed investment contracts, are carried at current market value as determined by the custodian based upon quoted market prices. Guaranteed investment contracts are stated at contract value as reported by the respective insurance companies; contract values approximate fair market values at December 31, 2002 and 2001.

The fair value of the Plan's investment in the Wallace Defined Contribution Master Custody Arrangement is based on the beginning of year value of the Plan's interest in the Trust plus actual contributions and investment income less actual distributions and allocated administrative expenses (Note 5). Quoted market prices are used to value investments in the Master Trust.

Interest and dividends are recorded on the accrual basis and dividend income is accrued on the ex dividend date.

       WALLACE COMPUTER SERVICES, INC. PROFIT SHARING AND RETIREMENT PLAN
       ------------------------------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                           DECEMBER 31, 2002 AND 2001
                           --------------------------


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
---------------------------------------------------------------

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from securities transactions are reported on the average cost method.


ADMINISTRATIVE EXPENSES
-----------------------

All expenses directly related to the Plan, such as fees of the custodian and investment advisors, are paid by the Plan.


PAYMENT OF BENEFITS
-------------------

Benefits are recorded when paid.


NOTE 3 - INVESTMENTS
--------------------

The current value of investments that represent 5% or more of the Plan's net assets available for Plan benefits at December 31, 2002 and 2001, are as follows:

                                                                 2002                   2001
                                                           ----------------       ----------------
Mutual Funds:
 Dreyfus/Laurel FDS Inc S&P 500
   Stock Index Fund: Equity Index                            $ 19,482,572           $ 23,515,997
 Dreyfus Apprec FD INC: Long Term Growth                       24,352,185             27,445,069
 Dreyfus Emerging Leaders FD: Aggressive Growth                29,661,017             36,156,205

During 2002 and 2001, the Plan's investments, including investments bought or sold, as well as held, during the year, depreciated in value by $(20,202,313) and $(11,042,474), respectively, as follows:

                                                                 2002                  2001
                                                           ----------------       ----------------
   Mutual funds                                              $(20,202,313)          $(11,042,474)

The Plan provides for investments in common stock and mutual funds that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investments securities will occur in the near term and that such changes could affect the amounts reported in the Statements of Net Assets Available for Benefits.

       WALLACE COMPUTER SERVICES, INC. PROFIT SHARING AND RETIREMENT PLAN
       ------------------------------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                           DECEMBER 31, 2002 AND 2001
                           --------------------------


NOTE 4 - INVESTMENT CONTRACTS

The Plan invests in fully benefit-responsive investment contracts that are valued at contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company. Under the terms of the investment contracts, the crediting interest rate is determined semiannually based on the insurance company's applicable rate schedule. The aggregate average interest rate for the investment contracts as of December 31, 2002 and 2001 was 5.90% and 6.34%, respectively. The recorded contract value of the investment contracts approximates fair market value as of December 31, 2002 and 2001.

NOTE 5 - INTEREST IN WALLACE DEFINED CONTRIBUTION MASTER CUSTODY ARRANGEMENT
----------------------------------------------------------------------------

Certain assets of the Plan are in the Wallace Defined Contribution Master Custody Arrangement (the "Arrangement") which was established for the investment of assets of the Plan and another Wallace Computer Services, Inc. sponsored retirement plan. Each plan has an undivided interest in the Arrangement. The assets of the Arrangement are held by Boston Safe Deposit and Trust Company (the "Asset Custodian"). The Plan's interest in the net assets of the Arrangement is based on the individual plan participants' investment balances.

Investment income is allocated on a daily basis through a valuation performed by the Asset Custodian. Administrative expenses relating to the Arrangement are allocated to the individual funds based upon average quarterly balances invested by each plan. At December 31, 2002 and 2001, the Plan's interest in the net assets of the Arrangement was approximately 88%.

The Arrangement held the following classifications of investments as of December 31, 2002 and 2001:

                                              2002                2001
                                      ----------------------------------------
Investments at market value-
   Wallace Company Stock Fund            $   18,840,919      $   15,594,845
   Stable Value Fund                        189,219,775         171,933,099
   Balanced Fund                            125,314,328         166,036,585
                                      ----------------------------------------

          Total                          $  333,375,022      $   353,564,529
                                      ========================================

       WALLACE COMPUTER SERVICES, INC. PROFIT SHARING AND RETIREMENT PLAN
       ------------------------------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                           DECEMBER 31, 2002 AND 2001
                           --------------------------


NOTE 5 - INTEREST IN WALLACE DEFINED CONTRIBUTION MASTER CUSTODY ARRANGEMENT
----------------------------------------------------------------------------
(CONTINUED)
-----------

Investment income for the Arrangement is as follows for the years ended December 31, 2002 and 2001:

                                                                       2002                2001
                                                                 -------------------------------------
Net (depreciation) appreciation in fair value of
  investments-
     Common stock                                                 $ (15,212,670)       $  (9,221,600)
     Fixed income securities- Investment contracts                   10,426,293           11,130,987
                                                                 -------------------------------------
          Net appreciation                                           (4,786,377)           1,909,387
Interest and dividends                                                  513,911              580,284
                                                                 -------------------------------------
          Total investment (loss) income                          $  (4,272,466)       $   2,489,671
                                                                 =====================================


NOTE 6 - DERIVATIVE FINANCIAL INSTRUMENTS
-----------------------------------------

The Plan has limited involvement with derivative financial instruments and does not use them for trading purposes. The Plan owns shares in a commingled international equity fund. The mangers of these funds may, from time to time, use currency futures and forward contracts to manage the fund's currency position.

The Plan also invests in commingled domestic equity funds. The managers of these funds have the authority to invest in Standards & Poor's 500 futures to create exposure to equity securities as part of the fund's cash management strategy. Daily margin settlement for future contracts results in maintaining a zero market value for the contracts.


NOTE 7 - INCOME TAX STATUS
--------------------------

The Plan obtained a determination letter on April 25, 2002, in which the Internal Revenue Service stated that the Plan and related trust, as designed, were in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

       WALLACE COMPUTER SERVICES, INC. PROFIT SHARING AND RETIREMENT PLAN
       ------------------------------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                           DECEMBER 31, 2002 AND 2001
                           --------------------------


NOTE 8 - PLAN TERMINATION
-------------------------

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


NOTE 9 - TRANSFERS FROM OTHER PLANS
-----------------------------------

Effective May 1, 2002, the Thomas Packaging Corporation 401(k) Plan (TPC Plan) was merged with and into the Plan. The assets of TPC Plan assets were transferred on September 4, 2002.


NOTE 10 - SUBSEQUENT EVENTS
---------------------------

On May 15, 2003, at special meeting of stockholders of Wallace Computer Services, Inc. ("Wallace"), a merger was approved between Wallace, Moore Corporation Limited ("Moore"), a corporation continued under the laws of Canada, Moore Holdings U.S.A. Inc., a Delaware corporation and a wholly owned subsidiary of Moore, and M-W Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Moore.

In the merger, M-W Acquisition merged with and into Wallace. Under the merger agreement, Wallace stockholders had the right to elect to receive for each Wallace common share, subject to proration, either:

     o   A number of common shares of Moore equal to 1.05 plus the quotient of
         14.40 divided by the average of the high and low sales prices per share of Moore on the New York Stock Exchange Composite Tape on the last trading day before the closing day of the merger; or

     o Cash in an amount equal to $14.40 plus the product of 1.05 multiplied by the average of the high and low sales prices per share of Moore on the New York Stock Exchange Composite Tape on the last trading day before the closing of the merger.

Immediately after the effective time of the merger, Moore caused the surviving corporation in the merger to merge, in a second merger, with and into a newly created limited liability company wholly owned by Moore Holdings U.S.A. Inc., a wholly owned subsidiary of Moore.

Wallace Defined Contribution Master Custody Arrangement (see Note 5) held 858,786 shares of Wallace company stock at December 31, 2002. The Retirement Plan Committee determined to elect the stock only option because the stock fund will be continued after the merger.

       WALLACE COMPUTER SERVICES, INC. PROFIT SHARING AND RETIREMENT PLAN
       ------------------------------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                           DECEMBER 31, 2002 AND 2001
                           --------------------------


NOTE 10 - SUBSEQUENT EVENTS (CONTINUED)
---------------------------------------

Effective May 15, 2003, the Plan was amended to provide 100% vesting in Employer Contributions, forfeiture allocations and earnings thereon for participants who terminate employment with the Company on or after May 15, 2003.

The Plan was amended to provide that for allocation of the Company contribution for Plan Year 2003, otherwise eligible participants would share in the contribution and any allocation of forfeitures if they were employed by the Company on May 15, 2003, in lieu of the December 31, 2003.

                            SUPPLEMENTAL INFORMATION
                            ------------------------

       WALLACE COMPUTER SERVICES, INC. PROFIT SHARING AND RETIREMENT PLAN
       ------------------------------------------------------------------

      SCHEDULE H, ITEM 4I.--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
      ---------------------------------------------------------------------

                             AS OF DECEMBER 31, 2002
                             -----------------------

           EMPLOYER IDENTIFICATION NUMBER 36-2515832, PLAN NUMBER 003


                                                                      SCHEDULE I
                                                                      ----------


NO. OF SHARES                                                                               CURRENT
  OR UNITS                  DESCRIPTION OF SECURITY                     COST                 VALUE
-------------               -----------------------                     ----                 -----
                            MUTUAL FUNDS

*  780,519 unit             Dreyfus Apprec FD INC -                  $31,462,813         $ 24,352,185
                              Long term growth

*  1,064,621 units          Dreyfus/Laurel FDS Inc -- S&P             25,915,125           19,482,572
                              500 Stock Index- Equity Index

*  1,068,480 units          Dreyfus Emerging Leaders FD -             35,688,834           29,661,017
                              Aggressive Growth                      -----------         ------------

                            Total Mutual Funds                        93,066,772           73,495,774


                            PARTICIPANT LOANS

5,378,135                   Loans - (Interest rates range                      -            5,389,002
                              from 5.25% - 5.75%)                    -----------         ------------

                            TOTAL ASSETS HELD
                              FOR INVESTMENT PURPOSES                $93,066,772         $ 78,884,776
                                                                     ===========         ============



* A party-in-interest to the Plan

       WALLACE COMPUTER SERVICES, INC. PROFIT SHARING AND RETIREMENT PLAN
       ------------------------------------------------------------------

            SCHEDULE H, ITEM 4J.--SCHEDULE OF REPORTABLE TRANSACTIONS
            ---------------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 2002
                      ------------------------------------

           EMPLOYER IDENTIFICATION NUMBER 36-2515832, PLAN NUMBER 003


                                                                     SCHEDULE II
                                                                     -----------

                                               PURCHASES                           SALES
                                               ---------        ---------------------------------------------
NO. OF SHARES         DESCRIPTION              PURCHASE            COST OF        SELLING         NET GAIN
  OR UNITS            OF SECURITY                PRICE             ASSETS          PRICE           (LOSS)
-------------         -----------                -----             ------          -----           ------
865,193             Dreyfus Emerging         $  27,865,596      $          -    $          -    $          -
                      Leaders Fd

837,078             Dreyfus Emerging         $           -      $ 29,176,207    $ 25,937,644    $ (3,238,563)
                      Leaders Fd







                                       23